222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005
JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com	CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES

June 18, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: James O’Connor

Re:	American Income Fund, Inc. (File No. 811-05642) (the “Registrant”);

Preliminary Proxy Statement on Schedule 14A

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on May 29, 2014 with respect to the preliminary proxy materials filed by the Registrant on May 19, 2014. Any terms not defined herein have the same meanings as given in the preliminary proxy statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please discuss the application of Securities Act Rule 145 to Proposal 3 regarding the reorganization of the Registrant.

Response: The staff has issued a number of no-action letters in the context of registered investment companies exempting such transactions from the provisions of Rule 145(a) under the Securities Act in circumstances where a change of domicile was also accompanied by a change of legal form from a corporation to a business trust.1 In addition, certain of those letters involved other changes such as

[1]	See, e.g., GT Pacific Fund, Inc. (Mar. 25, 1985); MML Equity Investment Co., Inc. (Mar. 18, 1985); Eberstadt Energy Resources Fund, Inc. (Mar. 13, 1985); CIGNA Aggressive Growth Fund, Inc. (Feb. 15, 1985); The Lowry Market Timing Fund, Inc. (Feb. 8, 1985); Massachusetts Financial Development Fund, Inc. (Jan. 10, 1985); John Hancock Income Securities Corp. (Dec. 10, 1984); Frank Russell Investment Co. (Dec. 3, 1984); Scudder Common Stock Fund, Inc. (Oct. 10, 1984); United States Gold Shares, Inc. (Sept. 17, 1984); First Variable Rate Fund for Government Income, Inc. (Mar. 26, 1984); Colonial Option Income Fund, Inc. (Mar, 31,

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

June 18, 2014

changes in investment advisory agreements, Rule 12b-1 plans or other matters. The Registrant is likewise seeking a separate shareholder vote to approve advisory agreements and certain other matters. The sole purpose of the reorganization is to change the domicile of the Registrant, and no other changes to fund operations will result from the reorganization. Accordingly, in reliance on the cited precedent, the Registrant believes that Rule 145(a) does not apply.

Please contact the undersigned at (312) 609-7697 if you have any questions or comments regarding the filing.

Very truly yours,

/s/ Jacob C. Tiedt

1983); Aetna Variable Fund, Inc. (Jan. 23, 1983); Liquid Capital Income Fund, Inc. (May 20, 1983); Gradison Cash Reserves, Inc. (Oct. 29, 1981); and Midwest Income Investment Trust (Oct. 9, 1980).